Exhibit 99.1

Constellium Posts Annual General Meeting Materials

Amsterdam, May 3, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) (“Constellium” or the “Company”) today announced that the Company’s invitation and other documents for the Company’s Annual General Meeting to be held on June 15, 2017, at 6:00 PM CET (12:00 PM EDT) at the offices of Constellium N.V. - Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands - have now been published on its website (www.constellium.com) and are available free of charge at the offices, attention Corporate Secretary.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

www.constellium.com